RANDGOLD RESOURCES TO DEVELOP NEW MINE IN MALI

Bamako, Mali, 3 February 2004 – London (RRS) and Nasdaq (GOLD) listed Randgold Resources announced today that it had decided to proceed with the development of a new gold mine at Loulo in Western Mali.

Chief executive Dr Mark Bristow said this was the latest step in a strategy which had grown the company from a zero-base origin in 1995 into a substantial gold mining and exploration business which ranked as one of the leaders in this field in Africa. He noted that this strategy was based on consistent investment in the creation of organic growth opportunities through aggressive exploration programmes such as the one that has progressed Loulo to this point. Randgold Resources' previous major discovery and development was Morila, also in Mali, which went into production in October 2000 and is now rated as one of the largest and lowest-cost gold mines in the world. Loulo will be the fourth significant new gold mine established in Mali in the last 10 years.

The Loulo open-pit operation, which will be developed at a capital cost of US$80 million, is scheduled to go into production in July 2005 and is expected to average 200 000 ounces of gold per year over a six-year period, with a throughput of 180 000 tons per month and an estimated average head grade of 3.7g/t. A project team has been established on site to expedite the civil works programme and the infrastructural preparation for the main plant equipment is due to be completed before the start of the rainy season.

The Company has mandated NM Rothschild & Sons Limited and Société Générale to arrange a project financing loan of up to US$60 million for Loulo. As part of the financing strategy, it has taken advantage of current favourable market conditions to hedge 300 000 ounces of Loulo's production at an average of US$409/oz.

Bristow said this price protection would mitigate capital and debt risk while maintaining returns which pass the company's hurdle rate. With the forward sales the mine is projected to deliver an internal rate of return of 33% at a gold price of US$350 and 46% at US$400.

The current production forecast is based on reserves of 1.4 million ounces identified in the two main scheduled pits at Loulo 0 and Yalea. "The feasibility study does not include the satellite ore bodies or the underground," Bristow said today. "Current resources are 4.3 million ounces and exploration results from deep-drilling programmes under the open-pit reserves are demonstrating the strike and depth continuity of these orebodies, confirming the potential for extending Loulo's life as an underground operation. There is a strong indication that Loulo can be grown into a long-life, medium-sized producer with total cash costs in the US$200 to US$230 per ounce range."

Loulo is situated some 350 km west of the capital Bamako, near the border with Senegal. It is owned by Société des Mines de Loulo (SOMILO) in which Randgold Resources has an 80% interest with the government of Mali holding the rest.

In the Loulo region, the Company continues to pursue new opportunities, the most significant and recent project being the co-operative agreement with the Sitakili artisanal community. The Sitakili prospect shows similarities to the mineralisation occurrences at Segala and Tabakoto and is scheduled for detailed follow-up exploration.

For further details contact Randgold Resources:

Dr Mark Bristow – CEO

Roger Williams – CFO

+2232 21 8232 (office)

+223 675 2040 (cell)

+27 82 800 4293 (cell)

Sam Samake – GM Mali

+223 675 6136 (cell)

Kathy du Plessis – Investor relations

+27 11 728 4701 (office)

+27 (0) 83 266 5847 (cell)

Randgold Resources will be announcing its 4th quarter year-end results at 12:00 UK time on Monday 9 February. To receive these results by e-mail of if you wish to attend a results presentation or participate in a results conference call – please contact Kathy du Plessis on randgoldresources@dpapr.com

Issued on behalf of Randgold Resources Limited by du Plessis Associates.

dPA contact Kathy du Plessis on Tel: +27 (11) 728 4701, mobile:+27 (0) 83 266 5847 or e-mail randgoldresources@dpapr.com

Web site: www.randgoldresources.com

DISCLAIMER:

Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.